Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following were significant subsidiaries of the Registrant as of December 31, 2014:

Name	State or Jurisdiction of Incorporation
MeadWestvaco Coated Board, LLC	Delaware
MeadWestvaco Virginia Corporation	Delaware
MeadWestvaco Luxembourg SARL	Luxembourg
Westvaco Luxembourg SARL	Luxembourg
MeadWestvaco Holdings BV	The Netherlands
Rigesa, Celulose, Papel E. Embalagens Ltda.	Brazil